Exhibit 2.

             EXHIBIT OF SHAREHOLDERS AGREEMENT BETWEEN VIDEODOME.COM
                    NETWORKS, INC. AND BICKHAMS MEDIA, INC.



                             SHAREHOLDERS AGREEMENT


                  This Shareholders Agreement (the "Agreement") is entered into as of July 2, 2001 (the "Agreement") by and between Bickhams Media, Inc., a Delaware corporation ("Bickhams") and VideoDome.Com Networks, Inc., a California corporation ("VideoDome"), with reference to the following:

                  A. VideoDome is engaged in business providing corporate and enterprise level digital (streaming) media management and publishing solutions for the entertainment, new media and corporate industries.

                  B. Bickhams is in the business of locating, financing and supporting internet, e-commerce and emerging technologies companies.

                  C. Bickhams and VideoDome are parties to that certain Amended and Restated Stock Option Agreement (the "Stock Option Agreement"), dated October 31, 2000, relating to the acquisition by Bickhams of shares of Series A Preferred Stock of VideoDome.

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                  D. Pursuant to the Stock Option Agreement, Bickhams has
acquired shares of the Series A Preferred Stock of VideoDome.

                  E. VideoDome and Bickhams now desire to terminate the Stock Option Agreement and enter into this Agreement to restate the relationship between the parties, including compensation payable to Oren Ariel.

                  NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the adequacy of which is acknowledged, the parties hereby agree as follows: 1. Termination of the Stock Option Agreement. On the Effective Date, as defined below, the Stock Option Agreement shall be terminated and, as of the Effective Date, shall be of no further force or effect.

2. Additional Investments in VideoDome. In lieu of any other obligations or rights to invest any sums in VideoDome, Bickhams agrees as follows:

                  2.1 Bickhams shall, not later than July 15, 2001, invest an additional $230,000 in VideoDome, of which VideoDome acknowledges receipt, directly or indirectly, of $80,000 as of the date of this Agreement.

                  2.2 In the event that, commencing on the date of this Agreement and prior to July 31, 2001, Bickham's parent company, I.T. Technology, Inc. ("IT"), raises an additional $1,000,000 pursuant to its Initial Public Offering, Bickhams shall invest an additional $370,000 in VideoDome.

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                  2.3 If, prior to the date that Bickhams completes the
investment of $230,000 in VideoDome as provided in paragraph 2.1 above, VideoDome receive a firm offer from an independent third party to invest at least $1,000,000 in equity securities to be issued by VideoDome on terms reasonably acceptable to Bickhams and VideoDome, then Bickhams shall have seven days from the date of the receipt of a copy of such firm offer to complete the $230,000 investment, and VideoDome shall complete all actions required or contemplated to be taken on or prior to the Effective Date, in all cases before the issuance of equity securities to such third party.

3. Exchange of Shares. On the Effective Date, Bickhams shall surrender all of its shares of Series A Preferred Stock in return for a number of shares of the common stock of VideoDome equal to the number of shares of common stock of VideoDome then outstanding, including any options, warrants or any other rights to acquire shares of VideoDome's common stock (other than related to the Series A Preferred Stock).

4. Amendment of the Articles of Incorporation. Promptly after execution of this Agreement, VideoDome shall amend its Articles of Incorporation to retire the existing Series A Preferred Stock and to increase the authorized number of shares of common stock of VideoDome from 5,000,000 shares to 20,000,000 shares, and to take such other steps as may be necessary or appropriate to effect the terms of this Agreement.

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5. I.T. Option Agreement. Following the Effective Date, IT shall enter into a stock option agreement (the "IT Option") with Daniel Aharonoff and Vardit Cohen providing for the grant of options to Aharonoff and Cohen, jointly, to acquire an aggregate of shares of I.T. Technology's common stock at an exercise price of $.10 per share, exercisable for three years after the date of grant, conditioned on achievement of the following milestones and such other terms as may be contained in the IT Option:

                  5.1 Options to acquire 300,000 shares shall vest when VideoDome has recorded $360,000 in gross revenue during a period of twelve consecutive calendar months.

                  5.2 Options to purchase an additional 300,000 shares shall vest when VideoDome records $720,000 in gross revenues in a period of twelve consecutive calendar months.

                  5.3 Options to purchase an additional 300,000 shares shall vest when VideoDome records $1,000,000 in gross revenues in a period of twelve consecutive calendar months.

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                  5.4 Options to purchase an additional 300,000 shares shall vest when VideoDome records $1,500,000 in gross revenues in a period of twelve consecutive calendar months.

                  5.5 Options to purchase an additional 300,000 shares shall vest when VideoDome records $2,000,000 in gross revenues within a period of twelve consecutive calendar months.

                  5.6 Options to purchase an additional 300,000 shares shall vest when VideoDome records $3,000,000 in gross revenues in a period of twelve consecutive calendar months.

6. Composition of Board of Directors; Day to Day Operations. Bickhams and the other shareholders of VideoDome agree to vote their shares so as to provide for Board of Directors [four] individuals, two of them shall be selected by Bickhams and two of them shall be selected by the remaining shareholders of VideoDome. Subject to the Board of Directors, Daniel Aharonoff shall be responsible for the day-to-day operations of VideoDome.

7. Oren Ariel Compensation. Subject to the completion by Bickhams of the investments contemplated in Section 2.1 above, VideoDome agrees to pay to Oren Arial ("Arial") in exchange for and in lieu of any rights to Capital Stock or equity in VideoDome a "Distribution Share" and a "Sale Bonus", as defined below (the "Arial Distributions"). The terms of the Arial Distributions shall be as follows:

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                  7.1 Arial shall receive a "Distribution Share", as hereinafter defined, in the event any "Dividends", as hereinafter defined, are hereinafter paid or distributed to the shareholders of VideoDome;

                  7.2 the Distribution Share shall only be payable to Arial in the event VideoDome makes a payment in cash or property (but not in stock of VideoDome) to its shareholders in general as a dividend or distribution after the date hereof (the "Dividend"), in which case the Distribution Share due Arial will be payable at the same time and in the same manner as the Dividend;

                  7.3 in the event that no Dividend is paid to VideoDome's shareholders during any year, Arial's rights to any Distribution Share for that year shall be null and void and shall not be added to nor aggregated with any Distribution Share paid in any subsequent year;

                  7.4 in addition to the Distribution Share, Arial shall be entitled to receive from VideoDome the "Pro-Rata Share", as hereinafter defined, of the proceeds actually received by its shareholders from a "Sale Transaction", as hereinafter defined. For the purposes hereof the "Pro-Rata Share" shall be equal to the product of the total consideration distributed to the holders of Capital Stock in connection with such Sale Transaction multiplied by the "Applicable Percentage", as hereinafter defined;

                  7.5 for the purposes of this Agreement, the Distribution Share shall be equal to the Applicable Percentage multiplied by the aggregate amount of the Dividend being distributed to all of the shareholders of VideoDome;

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                  7.6 for the purposes of this Agreement the Applicable Share shall initially be four percent (4%) (the "Initial Percentage"); provided however, in the event Arial has received of any prior payments of the Pro-Rata Share, the Applicable Share shall prior to any subsequent payment of any subsequent Distribution Share or Pro-Rata Share, be adjusted to reflect such payments, so that the Applicable Share then in effect shall be equal to the product of the Initial Percentage multiplied by a fraction the numerator of which is the number of shares of Capital Stock outstanding as of the Effective Date (the "Initial Shares") and the denominator of which is equal to the number of shares of Capital Stock outstanding at the time of the Dividend or immediately preceding the consummation of next Sale Transaction, as the case may be (excluding any shares that have been issued or retired as a result of stock splits, stock dividends, reverse stock splits or similar transactions) (the "Outstanding Shares"). In the event the shareholders of VideoDome receive consideration other than cash, Arial shall receive, at VideoDome's discretion, either such consideration or its value in cash;

                  7.7 for the purposes hereof a "Sale Transaction" shall be defined as a transaction or a series of related transactions pursuant to which:
(a) all or substantially all of the outstanding Capital Stock is sold; or (b) VideoDome's merger with or into another entity, the result of which is that the holders of VideoDome's outstanding Capital Stock immediately prior to the consummation of the transaction(s) do not own a majority of the Capital Stock in the surviving entity immediately following the transaction. Notwithstanding anything to the contrary contained elsewhere herein, no transaction shall be considered a Sale Transaction unless the definitive agreement with respect to such transaction is entered.

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                  7.8 for the purposes of this Agreement, the determination by the Board of Directors of VideoDome of the Distribution Share or the Pro-Rata Share shall be final and binding on Arial. In addition, nothing contained herein shall require VideoDome to declare or pay a Dividend during any year in which a Distribution Share would thereupon become due; the determination as to whether or not VideoDome shall declare or pay a Dividend shall remain within the sole discretion of VideoDome's Board of Directors.

8. Financial Statements. VideoDome agrees that commencing immediately, it shall provide quarterly unaudited and annual audited financial statements in a form and at time adequate to allow I.T. Technology to meet its obligations as a public reporting company under the United States Securities Exchange Act of 1934. Bickhams shall assist in arranging financing to cover the cost of preparing such financial statements until such time as VideoDome has raised at least $500,000 in debt or equity finances, which shall include $230,000 invested in VideoDome by Bickhams prior to the date of this Agreement.

9. Accrued Salary. The parties recognize that VideoDome is indebted to Daniel Aharonoff in the sum of $31,000 for accrued salary ending in June and $7,000 for every month thereafter, or the difference between a given months actual salary and the base monthly salary of $15,000. Such sum shall be paid at such time as VideoDome has raised at least $500,000 or more including $230,000 invested by VideoDome prior to the date of this Agreement.

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9. Effective Date. As used in this Agreement, the "Effective Date" shall be the date on which the last of the following occur: (a) amended articles of incorporation for VideoDome are accepted for filing with the California Secretary of State as contemplated by paragraph 3 above; (b) the shares of common stock contemplated by paragraph 2 above are issued to Bickhams; and
(c)the payment contemplated by Section 2.1 is made. VideoDome agrees to take all actions necessary or appropriate to fulfill the conditions precedent to the Effective Date at the earliest possible time, so that upon the completion of Bickham's investment provided in Section 2.1 above, all actions necessary for the Effective Date shall have been taken.

11. No Other Issuance. The parties recognize that the purpose of this Agreement is to ensure that Bickhams acquires at least fifty percent (50%) of the equity securities of VideoDome in exchange for its past and contemplated investments in and services to VideoDome. Consequently, the parties agree that, except for an issuance of shares pursuant to Section 2.3 above, VideoDome shall not, prior to the Effective Date, issue any shares of equity securities or any instruments convertible or exchangeable for equity securities, or agree to do any of the foregoing, without the prior written consent of Bickhams. Furthermore, following the Effective Date, Videodome shall not, without the prior written consent of the Directors selected by Bickhams, issue any shares of its capital stock; and the parties agree to take any steps necessary, including amending VideoDome's charter documents in order to implement such limitation.

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12. Notices. Unless applicable law requires a different method of giving notice, any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if served personally or if deposited in the United States mail, certified or registered, postage prepaid or if transmitted by telegraph, telecopy or other electronic written transmission device. If such notice, demand or other communication is served personally, service shall be conclusively deemed made at the time of such personal service. If such notice, demand or other communication is given by mail, such shall be conclusively deemed given seventy-two (72) hours after the deposit thereof in the United States mail, or, if by telegraph or if by other carrier service, upon confirmation of delivery by the carrier, addressed to the party to whom such notice, demand or other communication is to be given at the address set forth on the signature page set forth hereinbelow. Any party hereto may change its address for the purpose of receiving notices, demands and other communications as herein provided by a written notice given in the manner aforesaid to the other party or parties hereto.

13. Independent Counsel. Each party hereto warrants and represents that such party has been advised that such party should be represented by counsel of such party's own choosing in the preparation and analysis of this Agreement; that such party is fully aware that such s counsel has not acted or purported to act on such party's behalf; that such party has been represented by independent counsel or has had the opportunity to be represented by independent counsel; and that such party has read this Agreement with care and believes that such party is fully aware of and understands the contents thereof and its legal effect.

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14. Attorneys' Fees. Should any party hereto engage an attorney or institute any action or proceeding at law or in equity, or in connection with an arbitration, to enforce any provision of this Agreement, including an action for declaratory relief, or for damages by reason of an alleged breach of any provision of this Agreement, or otherwise in connection with this Agreement, or any provision thereof, the prevailing party shall be entitled to recover from the losing party or parties reasonable attorneys' fees and costs for services rendered to the prevailing party in such action or proceeding.


15. Full Authority. Each of the parties and signatories to this Agreement represents and warrants that he has the full right, power, legal capacity and authority to enter into and perform the parties' respective obligations hereunder and that such obligations shall be binding upon such party without the requirement of the approval or consent of any other person or entity in connection herewith. Each person signing this Agreement on behalf of an entity represents and warrants that he has the full right, power, legal capacity and authority to sign this Agreement on behalf of such entity.

16. Time of the Essence. Time is of the essence of this Agreement, and in all the terms, provisions, covenants and conditions hereof.

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17. Reasonable Notice. Unless expressly provided herein to the contrary, the reasonable time required in which to perform any act hereunder shall be thirty
(30) days.


18. Miscellaneous.


                  18.1 Applicable Law. This Agreement shall, in all respects, be governed by the laws of the State of California applicable to agreements executed and to be wholly performed within California.

                  18.2 Severability. Nothing contained herein shall be construed so as to require the commission of any act contrary to law, and wherever there is any conflict between any provisions contained herein and any present or future statute, law, ordinance or regulation, the latter shall prevail; but the provision of this Agreement which is affected shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law.

                  18.3 Further Assurances. Each of the parties hereto shall execute and deliver any and all additional papers, documents and other assurances, and shall do any and all acts and things reasonably necessary in connection with the performance of their obligations hereunder to carry out the intent of the parties hereto.

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                  18.4 Modifications or Amendments. No amendment, change or
modification of this Agreement shall be valid, unless in writing and signed by all of the parties hereto.

                  18.5 Successors and Assigns. All of the terms and provisions contained herein shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns.

                  18.6 Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to its subject matter and any and all prior agreements, understandings or representations with respect to its subject matter are hereby terminated and cancelled in their entirety and are of no further force or effect.

                  18.7 Non-Waiver. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

                  18.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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                  18.9 Number and Gender. In this Agreement, the masculine,
feminine or neuter gender, and the singular or plural number, shall each be deemed to include the others whenever the context so requires.

                  18.10 Captions. The captions appearing at the commencement of the sections hereof are descriptive only and for convenience in reference. Should there be any conflict between any such caption and the section at the head of which it appears, the section and not such caption shall control and govern in the construction of this Agreement.

                  18.11 Expenses. Each of the parties shall pay all of their own costs, legal fees, accounting fees, and any other expenses incurred or to be incurred by it or them in negotiating and preparing this Agreement, and closing and carrying out the transactions contemplated by this Agreement.

                  18.12 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

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                  18.13 Joint and Several Obligations. The obligations of the parties hereto are joint and several.

                  18.14 Exhibits. All exhibits attached hereto are hereby incorporated by reference.


                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and at the place first above written.

                                                   BICKHAMS MEDIA, INC.


                                                   By: /s/ Levi Mochkin
                                                   Its: Chief Executive Officer



                                                   VIDEODOME.COM NETWORKS, INC.


                                                   By: /s/ Daniel Aharonoff
                                                   Its: Chief Executive Officer


                                                   I.T. TECHNOLOGY, INC.


                                                   By: /s/ Levi Mochkin
                                                   Its: Chief Executive Officer


                                                   /s/ Daniel Aharonoff
                                                   Daniel Aharanoff


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